Exhibit 99.2

LEGEND BIOTECH CORPORATION

(Incorporated in the Cayman Islands with limited liability)

2101 Cottontail Lane

Somerset, New Jersey 08873

NOTICE OF ANNUAL GENERAL MEETING

to Be Held on October 14, 2022

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Legend Biotech Corporation (the “Company”) will be held at the offices of the Company located at 2101 Cottontail Lane, Somerset, New Jersey 08873, USA, on October 14, 2022 at 9:30 a.m. (local time) for the following purpose:

1.	Proposal No. 1: To receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2021.
2.	Proposal No 2: To ratify the appointment of Ernst & Young LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2022.
3.

Proposal No. 3: To re-elect Dr. Patrick Casey, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class II director of the Company for a full term of three (3) years.

4.

Proposal No. 4: To re-elect Mr. Philip Yau, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class II director of the Company for a full term of three (3) years.

5.

Proposal No. 5: To re-elect Dr. Fangliang Zhang, whose term of office will expire pursuant to article 88(b) of the Company’s memorandum of association, to serve as a Class II director of the Company for a full term of three (3) years.

6.

Proposal No. 6: To authorize each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

(Terms used but not defined in this Notice shall have the same meaning as defined in the Proxy Statement attached)

And to consider and transact such other business as may properly come before the AGM or any adjournment or adjournments thereof.

The board of directors of the Company has fixed the close of business on September 13, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the AGM or any adjourned or postponed meeting thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program.

Please refer to the Proxy Form, which is attached to and made a part of this notice. The Proxy Statement is also available for viewing on the Investor section of our website at www.legendbiotech.com. Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. If you cannot attend the AGM in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the AGM to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s 2021 annual report, free of charge, from the Investor section of the Company’s website at www.legendbiotech.com, or by contacting Legend Biotech Corporation at 2101 Cottontail Lane, Somerset, NJ 08873, USA, attention: Investor Relations, telephone: 1-732-317-5050, email: investor@legendbiotech.com.

Date:	September 16, 2022

/s/ Fangliang Zhang
Name:	Fangliang Zhang
Title:	Chairman of the Board of Directors